UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 8)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OLINK HOLDING AB (PUBL)
(Name of Subject Company (Issuer))

ORION ACQUISITION AB
(Offeror)
a direct, wholly owned subsidiary of

THERMO FISHER SCIENTIFIC INC.
(Ultimate Parent of Offeror)

Common Shares, quota value SEK 2.431906612623020 per Share
American Depositary Shares (“ADSs”), each representing one Common Share, quota value SEK 2.431906612623020 per Share
(Title of Class of Securities)

680710100*
(CUSIP Number of Class of Securities)

Michael A. Boxer
Senior Vice President and General Counsel
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham, Massachusetts 02451
Telephone:  (781) 622-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ting S. Chen
Bethany A. Pfalzgraf
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
+1 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission on October 31, 2023, by Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the tender offer (the “Offer”) by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”), a direct, wholly owned subsidiary of Parent, to purchase all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Shares”), and all of the outstanding American Depositary Shares, each representing one Share (the “ADSs” and together with the Shares, the “Offer Securities”), of Olink Holding AB (publ), Reg. No. 559189-7755, a public limited liability company organized under the laws of Sweden (“Olink”), in exchange for $26.00 per Share (that is not represented by an ADS) or $26.00 per ADS, as applicable, in cash, without interest (such amount per Share and ADS paid pursuant to the Offer in accordance with the Purchase Agreement (as defined in the Schedule TO)), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 31, 2023 (together with any amendments and supplements thereto, the “Offer to Purchase”), the related ADS Letter of Transmittal (together with any amendments and supplements thereto, the “ADS Letter of Transmittal”) and the related Acceptance Form for Shares (including any instruction letter attached thereto and together with any amendments and supplements thereto, the “Acceptance Form for Shares”), copies of each of which are attached to the Schedule TO as exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to extend the expiration time of the Offer and to amend and supplement the Items set forth below.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)	The following paragraphs are added thereto:

“On December 15, 2023, Parent and Buyer announced an extension of the Expiration Time until 5:00 p.m., New York time, on January 3, 2024, unless the Offer is further extended or earlier terminated as permitted by the Purchase Agreement. The Offer was previously scheduled to expire at 5:00 p.m., New York time, on December 14, 2023.

The Share Tender Agent has advised Parent and Buyer that, as of 5:00 p.m., New York time, on December 14, 2023, approximately 84,755,040 Shares have been validly tendered and not properly withdrawn pursuant to the Offer. The ADS Tender Agent has advised Parent and Buyer that, as of 5:00 p.m., New York time, on December 14, 2023, approximately 35,985,651 ADSs have been validly tendered and not properly withdrawn pursuant to the Offer. These Shares and ADSs collectively represent approximately 97.1% of the outstanding Shares as of such time.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(N) and incorporated herein by reference.”

(b)
The second paragraph under the sub-heading “Foreign Competition and Investment Laws” in Section 17—“Certain Legal Matters; Regulatory Approvals” on page 55 of the Offer to Purchase is amended and supplemented by adding the following after the last sentence of such paragraph:

“The ISP deemed the notification submitted by Parent and Buyer pursuant to the FDI Act complete as of the submission date, December 1, 2023.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to “5:00 p.m., New York time, on December 14, 2023” set forth in the Amended and Restated Offer to Purchase (Exhibit (a)(1)(H)), Form of ADS Letter of Transmittal (Exhibit (a)(1)(B)), Form of Acceptance Form for Shares (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs (Exhibit (a)(1)(D)), Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs (Exhibit (a)(1)(E)) and Form of Letter to Shareholders of Olink Holding AB (publ) and Other Market Participants Regarding Shares (Exhibit (a)(1)(F)) (collectively, the “Tender Offer Materials”) are hereby amended and replaced with “5:00 p.m., New York time, on January 3, 2024.” All references to “December 19, 2023” set forth in the Tender Offer Materials are hereby amended and replaced with “January 8, 2024”. The website published by DNB Markets, a part of DNB Bank ASA, Sweden Branch (Exhibit (a)(5)(I)), email to nominees and other market participants holding Olink Holding AB (publ) Common Shares from DNB Markets, a part of DNB Bank ASA, Sweden Branch, on November 6, 2023 (Exhibit (a)(5)(J)), message to former and current Olink Holding AB (publ) employees on the employee portal website published by Global Shares on November 13, 2023 (Exhibit (a)(5)(K)) and email to former and current Olink Holding AB (publ) employees from Global Shares on November 13, 2023 (Exhibit (a)(5)(L)) are also hereby amended to reflect the expiration time as amended by this Amendment No. 8.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(N)	Press Release issued by Thermo Fisher Scientific Inc., dated December 15, 2023.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thermo Fisher Scientific Inc.

By:	/s/ Michael A. Boxer
	Name:	Michael A. Boxer
	Title:	Senior Vice President and General Counsel
	Date:	December 15, 2023

Orion Acquisition AB, a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc.

By:	/s/ Anthony H. Smith
	Name:	Anthony H. Smith
	Title:	Chairman and Director
	Date:	December 15, 2023